ASX/Media RELEASE	4 April 2007

pSivida signs A$203 million (US$165 million) Collaborative Research and Licensing Agreement with Pfizer

Boston, MA. and Perth, Australia - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI), today announced it has signed an exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. (PFE: NYSE) for pSivida’s controlled drug delivery technologies, including the MedidurTM technology, in ophthalmic applications.

Under the terms of the agreement, pSivida will receive up to A$191m (US$155m) in development and sales related milestones. The two companies will work together on a joint research program aimed at developing ophthalmic products using pSivida’s sustained drug delivery technology. In addition to milestone payments, Pfizer will fund the cost of the joint research program. Pfizer will have an exclusive license to market all products developed as part of this research collaboration in ophthalmic applications and will pay pSivida a royalty on net sales of those products. Pfizer may terminate the agreement on 60 days notice without cause.

In addition to the development and sales milestones and payment of the cost of the joint research program, Pfizer has agreed to invest A$6.1m (US$5m) in ordinary shares of pSivida upon entering into the License Agreement, the proceeds of which will be held in escrow until such proceeds can be used (together with other cash available to pSivida) to redeem an outstanding convertible note. If pSivida does not repay the full amount outstanding under the convertible note prior to June 4, 2007, Pfizer may elect during the 90 day period following June 9, 2007 to cause pSivida to return the A$6.1m (US$5m) held in escrow, in which case the license agreement would terminate. Pfizer has also agreed to invest an additional A$6.1m (US$5m) in pSivida common equity in the future, subject to certain conditions.

“We believe this collaboration is another significant validation of the drug delivery systems that pSivida has been developing since its founding,” said Dr. Paul Ashton, Managing Director, pSivida Limited. “pSivida plans to pursue development and additional collaborations exploiting our innovative drug delivery technologies in other parts of the body.”

Medidur™ is a tiny, injectable device designed for the sustained release of drugs and is currently being studied for the treatment of Diabetic Macular Edema (DME), the leading cause of blindness for Americans under the age of 65. MedidurTM in combination with Fluocinolone Acetonide is in Phase III clinical trials in DME in collaboration with Alimera Sciences Inc., a specialty pharmaceutical company focused on the ophthalmic industry.
Injectable Medidur

-ENDS-

Released by:
pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of liver and pancreatic cancers.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties, including the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; and the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.